PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223498

CDK Global, Inc.
Offer to Exchange
$600,000,000 4.875% Senior Notes due 2027

The notes

•
We are offering to exchange $600,000,000 in aggregate principal amount of our outstanding 4.875% Senior Notes due 2027, which were issued on May 15, 2017 in a private offering (the “initial notes”), for a like aggregate principal amount of our registered 4.875% Senior Notes due 2027 (the “exchange notes” and, together with the initial notes, the “notes”).

•	The exchange notes will be issued under the indenture dated as of May 15, 2017 between CDK Global, Inc. and U.S. Bank National Association, as trustee.

•	The exchange notes will mature on June 1, 2027. We will pay interest on the notes on June 1 and December 1 of each year.

•	The exchange notes will not be guaranteed.

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The exchange notes will be our senior unsecured obligations and will rank (i) equally in right of payment with all of our existing and future senior indebtedness, including indebtedness under our credit facilities and senior notes, (ii) senior to all of our future subordinated indebtedness, (iii) effectively subordinated to all of our existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and (iv) structurally subordinated to the obligations of our subsidiaries.

Terms of the exchange offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on April 16, 2018, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all our initial notes that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•
The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” beginning on page 7 to read about important factors you should consider before exchanging your initial notes.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We have not applied, and do not intend to apply, for listing or quotation of the notes on any national securities exchange or automated quotation system.
Each broker-dealer that receives new securities for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new securities. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
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The date of this prospectus is March 19, 2018.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus or incorporated by reference into this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, and the information in any document incorporated or deemed to be incorporated by reference into this prospectus was accurate only as of the date of such document, regardless of the time of delivery of this prospectus or any sale of these securities.
This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: CDK Global, Inc., 1950 Hassell Road, Hoffman Estates, IL 60169, Attention: Lee J. Brunz, Secretary, Telephone: (847) 397-1700. To ensure timely delivery, you should make your request to us no later than April 9, 2018, which is five business days prior to the expiration date of the Exchange Offer.
Until June 17, 2018 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated herein by reference contain forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus and the documents incorporated herein by reference, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus and the documents incorporated herein by reference. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus and the documents incorporated herein by reference are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	the Company’s success in obtaining, retaining, and selling additional services to customers;

•	the pricing of our products and services;

•	overall market and economic conditions, including interest rate and foreign currency trends, and technology trends;

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adverse global economic conditions and credit markets and volatility in the countries in which we do business (such as the adverse economic impact and related uncertainty caused by the United Kingdom’s decision to leave the European Union);

•	auto sales and advertising and related industry changes;

•	competitive conditions;

•	changes in regulation (including future interpretations, assumptions and regulatory guidance related to the Tax Cuts and Jobs Act);

•	changes in technology, security breaches, interruptions, failures, and other errors involving our systems;

•	availability of skilled technical employees/labor/personnel;

•	the impact of new acquisitions and divestitures;

•	employment and wage levels;

•	availability of capital for the payment of debt service obligations or dividends or the repurchase of shares;

•	any changes to our credit rating and the impact of such changes on our financing costs, rates, terms, debt service obligations, and access to capital market and working capital needs;

•	the impact of our indebtedness, our access to cash and financing, and our ability to secure financing or financing at attractive rates;

•	litigation involving contract, intellectual property, competition, shareholder, and other matters, and governmental investigations;

•	our ability to timely and effectively implement our business transformation plan; and

•	the ability of our significant stockholders and their affiliates to significantly influence our decisions, or cause us to incur significant costs.
These and other factors are more fully discussed in the “Risk Factors” elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K incorporated herein by reference.
You should keep in mind that any forward-looking statements made by us in this prospectus, or elsewhere, speak only as of the date on which they were made. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral

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forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf should be considered in light of the cautionary statements contained or referred to within this prospectus.

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SUMMARY
This summary highlights selected information from this prospectus relating to our company, the exchange notes and the exchange offer being made hereby. This summary is not complete and does not contain all of the information that you should consider prior to deciding whether or not to exchange your initial notes for exchange notes. For a more complete understanding of our business, the exchange notes and the exchange offer being made hereby, you should carefully read this prospectus and the related letter of transmittal (the “letter of transmittal”), as well as the documents incorporated and deemed to be incorporated by reference into this prospectus, in their entirety. Use in this prospectus of the terms: (i) “CDK Global,” “we,” “us,” “our” and the “Company” refer to CDK Global, Inc., a Delaware corporation, and, unless the context otherwise requires, its consolidated subsidiaries; and (ii) “fiscal year” refers to the twelve month period ended June 30.
Our Company
We are a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. Focused on enabling end-to-end automotive commerce, we provide solutions to dealers in more than 100 countries around the world, serving approximately 28,000 retail locations and most original equipment manufacturers (“OEMs”). We have over 40 years of history providing innovative solutions to automotive retailers and OEMs to better manage, analyze, and grow their businesses. Our solutions automate and integrate all parts of the buying process from targeted digital advertising and marketing campaigns to the sale, financing, insuring, parts supply, repair, and maintenance of vehicles. We believe the breadth of our integrated solutions allows us to more comprehensively address the varied needs of automotive retailers than any other single competitor in our industry. Our common stock is publicly traded on the NASDAQ Global Select Market under the ticker symbol “CDK.”
Corporate Information
We are incorporated under the laws of the State of Delaware. Our corporate headquarters are located at 1950 Hassell Road, Hoffman Estates, IL 60169, and our telephone number is (847) 397-1700. Our website address is www.cdkglobal.com. Information contained on our website does not constitute a part of this prospectus.

Summary of the Exchange Offer

Exchange Offer
We are offering to exchange $600,000,000 aggregate principal amount of our initial notes for a like aggregate principal amount of our exchange notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on April 16, 2018, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

	•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

	•	there is no change in the current interpretation of the staff of the SEC permitting resales of the exchange notes;

•
there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement that includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939;

	•	there is no litigation or threatened litigation that would impair our ability to proceed with this exchange offer; and

	•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Procedures for Tendering Initial Notes
To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer-Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer-Procedures for Tendering Initial notes.”

Special Procedures for Beneficial Owners
If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures
If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer-Procedures for Tendering Initial notes-Guaranteed Delivery Procedure.”

Withdrawal Rights
You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer-Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes
If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer-Acceptance of Initial notes for Exchange; Delivery of Exchange notes.”

Federal Income Tax Consequences of the Exchange Offer
Exchanging your initial notes for exchange notes will not be a taxable event to you for U.S. federal income tax purposes. Please refer to the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer-Fees and Expenses.”

Use of Proceeds
We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

	•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act of 1933, as amended (the “Securities Act”);

•
you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

	•	an initial purchaser requests us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer;

	•	you are not eligible to participate in the exchange offer;

•
you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

	•	you are a broker-dealer and hold initial notes that are part of an unsold allotment from the original sale of the initial notes.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “The Exchange Offer-Your failure to participate in the exchange offer will have adverse consequences.”

Resales
It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “-Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

	•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto;

	•	the exchange notes acquired by you are being acquired in the ordinary course of business;
•
you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•
you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

	•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

•
if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer-Procedure for Tendering Initial notes-Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors-Risks Relating to the Exchange Offer-Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers
If you are a broker-dealer (1) who receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuer in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of the Terms of the Exchange Notes

Issuer	CDK Global, Inc.

Exchange notes	Up to $600,000,000 aggregate principal amount of 4.875% Senior Notes due 2027.

The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity Date	The notes will mature on June 1, 2027.

Interest Rate	The notes bear interest at a rate of 4.875% per annum. Interest on the notes will be payable in cash.

Interest Payment Dates	June 1 and December 1 of each year.

Ranking	The notes are our senior unsecured obligations and:

• rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, including our obligations under our Credit Facilities and senior notes;

• rank senior in right of payment to all of our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

• are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness; and

• are structurally subordinated to all obligations of each of our subsidiaries.

Optional Redemption
We may redeem the notes, in whole or in part, at any time on or after June 1, 2022, at the redemption prices listed under “Description of the Notes-Optional Redemption” plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. We may redeem the notes, in whole or in part, at any time prior to June 1, 2022 at a price equal to 100% of the principal amount of the notes redeemed plus an applicable “make whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of the Notes-Optional Redemption.”

Change of Control
Upon the occurrence of a Change of Control Triggering Event (as defined in this prospectus) with respect to the notes, each holder of the notes will have the right to require us to repurchase such holder’s notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of repurchase. See “Description of the Notes-Offer to Redeem Upon Change of Control Triggering Event.”

Certain Covenants	The indenture governing the notes contains covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens;

• engage in sale/leaseback transactions; and

• merge, consolidate or transfer all or substantially all of our assets.

See “Description of the Notes-Certain Covenants.”

Book-Entry Form
The exchange notes will be issued in registered book-entry form represented by one or more global notes to be deposited with or on behalf of DTC or its nominee. Transfers of the notes will only be effected through facilities of DTC. Beneficial interests in the global notes may not be exchanged for certificated notes except in limited circumstances. See “Description of the Notes-Book-Entry; Delivery and Form.”

Use of Proceeds
We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Risk Factors	You should consider all of the information contained in this prospectus before making an investment in the notes. In particular, you should consider the risks described under “Risk Factors.”

RISK FACTORS
You should carefully consider each of the following risks and all of the other information set forth or incorporated by reference in this prospectus. Based on the information currently known to us, we believe that the following information identifies the material Risks Relating to our Indebtedness and the notes and the information contained in our Annual Report on Form 10-K in the section entitled “Risk Factors” identifies the material Risks Relating to Our Business.
Risks Relating to Our Indebtedness and the Notes
Our current level of indebtedness and our plan to substantially increase our level of indebtedness could negatively impact our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.
We have entered into the following debt financing arrangements. In connection with the spin-off in 2014, we borrowed $250.0 million under a term loan facility that will mature on September 16, 2019; we entered into a $300.0 million revolving credit facility, which was undrawn as of December 31, 2017; and we completed an offering of 3.30% senior notes with a $250.0 million aggregate principal amount due in October 2019 and 4.50% senior notes with a $500.0 million aggregate principal amount due in October 2024. In December 2015, we borrowed $250.0 million under a term loan facility that will mature on December 14, 2020. In December 2016, we borrowed an additional $400.0 million under a term loan facility that will mature on December 9, 2021. In May 2017, we completed an offering of 4.875% senior notes with a $600.0 million aggregate principal amount due in June 2027. See “Description of the Notes” and Note 13, “Debt” to our audited consolidated financial statements incorporated by reference into this prospectus for details about the terms of our debt.
In February 2017, we announced that we expect to return approximately $750.0 million to $1.0 billion of capital to shareholders per calendar year through 2019, via a combination of dividends and share repurchases. We expect to fund this return of capital through a combination of free cash flow and incremental borrowings intended to bring leverage, measured as financial debt, net of cash, divided by adjusted EBITDA, to a range of 2.5x to 3.0x over the term of the plan. Our current indebtedness and the expected increase in our indebtedness could have important consequences, including, but not limited to:

•	increasing our vulnerability to, and reducing our flexibility to plan for and respond to, general adverse economic and industry conditions and changes in our business and the competitive environment;

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a substantial portion of our cash flow from operations will be dedicated to make payments of principal of, and interest on, our indebtedness, thereby reducing the availability of funds that would otherwise be available to fund working capital, capital expenditures, acquisitions, dividends, share repurchases or other corporate purposes;

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increasing our vulnerability to further downgrades of our credit rating, which could adversely affect our interest rates on existing indebtedness, cost of additional indebtedness, liquidity and access to capital markets;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	the introduction of secured debt to our capital structure;

•	making it more difficult for us to repay, refinance or satisfy our obligations with respect to our debt;

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limiting our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes and such financing may not be available on favorable terms, or at all; and

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any failure to comply with the obligations of any of our debt instruments could result in an event of default under the agreements governing such indebtedness, which in turn, if not cured or waived, could result in the acceleration of the applicable debt, and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies.

Our ability to service our current and future levels of indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions, including the interest rate environment, and financial, business, regulatory and other factors, some of which are beyond our control.
There is no assurance that we will generate cash flow from operations or that future debt or equity financings will be available to us to enable us to pay our indebtedness or to fund other needs and we may be forced to take actions such as reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing debt, reducing or discontinuing dividends we may pay in the future, or seeking additional equity capital. These actions may not be effected on satisfactory terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have a material adverse effect on our business, results of operations, and financial condition.

Higher levels of indebtedness and increased debt service obligations will effectively reduce the amount of funds available for other business purposes and may adversely affect us.
Interest costs related to the notes will be substantial, and our increased level of indebtedness, including any future borrowings, could reduce funds available for acquisitions, capital expenditures or other business purposes, impact our credit ratings, restrict our financial and operating flexibility or create competitive disadvantages compared to other companies with lower debt levels. Further, increased indebtedness could make it more difficult for us to satisfy our obligations with respect to our debt, increase our vulnerability to adverse economic or industry conditions and limit our ability to obtain additional financing.
Our ability to make payments of principal and interest on our indebtedness, including the notes, depends upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other cash requirements, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including the notes;

•	to sell selected assets or businesses; or

•	to reduce or delay planned capital or operating expenditures.
Such measures might not be sufficient to enable us to service our debt, including the notes, and meet our other cash requirements. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms or at all.
CDK Global is a holding company with no operations and may not have access to sufficient cash to make payments on the notes.
CDK Global is a holding company with no operations of its own. Consequently, our ability to service debt, including the notes, is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with funds for payment of our obligations, whether by dividends, distributions, loans or other payments. Our right to receive any assets of any subsidiaries upon a subsidiary’s foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, and therefore the right of the holders of the notes to receive a share of those assets, is effectively subordinated to the claims of that subsidiary’s creditors.
The notes are structurally subordinated to the indebtedness and the liabilities of subsidiaries and joint ventures.
None of our subsidiaries or joint ventures guarantee the notes. Generally, holders of indebtedness of, and trade creditors of, our subsidiaries and joint ventures are entitled to payments of their claims from the assets of such subsidiaries and joint ventures before these assets are made available for distribution to us as a direct or indirect equityholder of any such subsidiary or joint venture. Accordingly, in the event that any of our subsidiaries or joint ventures becomes insolvent, liquidates or otherwise reorganizes:

•	our creditors (including the holders of the notes) will have no right to proceed against such subsidiaries’ or joint ventures’ assets; and

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creditors of such subsidiaries and/or joint ventures, including trade creditors, will generally be entitled to payment in full from the sale or other disposal of the assets of such subsidiaries or joint ventures before we, as a direct or indirect shareholder, will be entitled to receive any distributions from such subsidiaries and/or joint ventures.

As of December 31, 2017, our subsidiaries had no long-term debt owed to third parties.
Changes in interest rates may cause the value of the notes to decline.
Prevailing interest rates will affect the market price or value of the notes. The market price or value of the notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit ratings may change, adversely affecting the market value of the notes and our cost of capital.
There is no assurance that the credit ratings assigned to the notes or us will remain in effect for any given period of time or that any such rating will not be revised or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings assigned to the notes will generally affect the market price of the notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.
The credit ratings assigned to the notes may not reflect all risks of an investment in the notes.
The credit ratings assigned to the notes reflect the rating agencies’ assessments of our ability to make payments on the notes when due. Consequently, real or anticipated changes in these credit ratings will generally affect the market value of the notes. These credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors related to the value of the notes.
The limited covenants in the indenture governing the notes and the terms of the notes will not provide protection against significant events that could adversely impact your investment in the notes.
The indenture governing the notes does not:

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require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our or our subsidiaries’ ability to make investments or to pay dividends or make other payments in respect of our shares or other securities ranking junior to the notes.
Furthermore, the definition of “Change of Control Triggering Event” in the indenture governing the notes contains only limited protections. We and our subsidiaries could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes. The indenture also permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, that could rank effectively senior to the notes, and to engage in sale-leaseback arrangements, subject to certain limits.
As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.
The notes are unsecured.
The notes are unsecured. While the indenture governing the notes will contain some restrictions on our ability to incur secured indebtedness, the amount of secured indebtedness that we can incur could be substantial. Holders of any secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness, in the event of any bankruptcy, liquidation or similar proceeding involving us.
There is currently no established trading market for the exchange notes. We cannot assure you that an active trading market for the exchange notes will develop.
The exchange notes are a new issue of securities with no established trading market. We currently do not intend to apply to list the exchange notes on any securities exchange or to seek their admission to trading on any automated quotation system. We have been advised by the initial purchasers that, as of the issuance date of the initial notes, they intended to establish a secondary market in the initial notes and the exchange notes. However, they are under no obligation to do so and may discontinue any secondary market for the notes at any time without any notice. We cannot assure you as to the liquidity of the trading market for the exchange notes or that an active public market for the exchange notes will develop. If an active public trading market for the exchange notes does not develop, the market price and liquidity of the exchange notes will be adversely affected. See “Plan of Distribution.”

The trading prices of the initial notes and the exchange notes may be volatile and can be directly affected by many factors, including our credit rating.
The trading prices of the initial notes and the exchange notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade securities, general economic conditions and securities analysts’ recommendations, if any, regarding our securities.
Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading prices of the initial notes or the exchange notes, or the trading markets for the initial notes or the exchange notes, to the extent trading markets for the initial notes or the exchange notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading prices of the initial notes and the exchange notes.
If we experience a change of control, we may be unable to purchase the notes you hold as required under the indenture relating to the notes.
Upon the occurrence of certain designated events with respect to the notes (referred to as a “Change of Control Triggering Event”), we must make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to the date of repurchase. We may not have sufficient funds to pay the purchase price for all the notes tendered by holders seeking to accept the offer to purchase. In addition, the indenture relating to the notes and our other debt agreements, including our Credit Facilities and senior notes, may require us to repurchase the other debt upon a change of control or may prohibit us from purchasing any notes before their stated maturity, including upon a change of control. See “Description of the Notes-Offer to Redeem Upon Change of Control Triggering Event.”
Risks Relating to the Exchange Offer
The issuance of the exchange notes may adversely affect the market for the initial notes.
To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer-Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”
Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.
Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

USE OF PROCEEDS
We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.
The net proceeds from the issuance of the initial notes were approximately $591.2 million after deducting the initial purchasers’ discount and fees and expenses. The net proceeds from the offering of the initial notes were used for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratio of earnings to fixed charges is computed by dividing fixed charges into net income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense plus amortization of deferred financing expense and our estimate of interest within rental expense.

	Six Months Ended	Twelve Months Ended June 30,
	December 31, 2017	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges	5.45	6.93	7.45	7.79	6.93	33.13

THE EXCHANGE OFFER
Terms of the Exchange Offer
We are offering to exchange our initial notes for a like aggregate principal amount of our exchange notes.
The exchange notes that we propose to issue in this exchange offer will be substantially identical to the form and terms of our initial notes except that, unlike our initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not our affiliates or subject to restrictions due to being a broker dealer, and (ii) are not entitled to the registration rights applicable to the initial notes under the Registration Rights Agreement. In addition, our obligation to pay interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes. You should read the description of the applicable exchange notes in the sections in this prospectus entitled “Description of the Notes.”
Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.
We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.
Expiration Date; Extensions; Amendments; Termination
This exchange offer will expire at 5:00 p.m., New York City time, on April 16, 2018 unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “-Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.
We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of this exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if this exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.
Procedures for Tendering Initial Notes
Proper Execution and Delivery of Letters of Transmittal
To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)
Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

(2)
Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at DTC in accordance with the procedures for book-entry transfer described under “-Book-Entry Delivery Procedure” below, before 5:00 p.m., New York City time, on the expiration date.

(3)
Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “-Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.
Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.
If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a.)
by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(b.)
for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the registered holder of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)
a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)
trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)
you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to this exchange offer are being acquired in the ordinary course of business, whether or not you are the holder;

(3)
you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such exchange notes and is not participating in, and does not intend to participate in, the distribution of such exchange notes;

(4)
you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” (as defined in Rule 405 of the Securities Act), of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you represent that you are not engaged in, and do not intend to engage in, a distribution of exchange notes; and

(6)
if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes that were acquired by you as a result of market-making or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full of our obligations under the registration rights agreement relating to the initial notes.
To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.
Book-Entry Delivery Procedure
Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender the initial notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against such participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus.
A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message, or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents, is transmitted to and received by the exchange agent at the address indicated below under “-Exchange Agent” before 5:00 p.m., New York City time, on the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure
If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before 5:00 p.m., New York City time, on the expiration date, or (3) the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your initial notes in this exchange offer if:

(1)
you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act;

(2)
before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within two New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)
the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within two New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes
Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.
We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.
All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.
We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of initial notes. None of us, the exchange agent or any other person will incur any liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered, and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.
If all the conditions to this exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “-Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.
We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of this exchange offer.
By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy, with full power of substitution and resubstitution to the full extent of your rights on the initial notes tendered. This proxy will be considered coupled with an interest in the tendered initial notes. This appointment will be effective only when, and to the extent, that we accept your notes in this exchange offer. All prior proxies on these initial notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.
Withdrawal of Tenders
Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.
For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “-Exchange Agent” and before acceptance of your tendered notes for exchange by us.
Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)
be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender, and withdrawing the tender;

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn; and

(5)
if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.
The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.
You may re-tender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “-Procedures for Tendering Initial notes” above at any time before 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes;

(3)
there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the indentures under the Trust Indenture Act;

(4)	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer; and

(5)	we obtain all the governmental approvals we deem necessary to complete this exchange offer.
These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to this exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.
If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered;

(2)
extend the exchange offer and retain all initial notes tendered before 5:00 p.m., New York City time, on the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)
waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “-Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment
We will record the exchange notes at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange of the initial notes and the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.
Exchange Agent
We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:
By Registered and Certified Mail:
U.S. Bank National Association
111 Fillmore Ave.
St. Paul, Minnesota 55107
Attn: Specialized Finance
By Regular Mail or Overnight Courier:
U.S. Bank National Association
111 Fillmore Ave.
St. Paul, Minnesota 55107
Attn: Specialized Finance
By Facsimile (for eligible institutions only): (651) 466-7367, Confirmation Number: 1-800-934-6802

For Information or Confirmation by Telephone: 1-800-934-6802
Fees and Expenses
We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.
We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.
We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)
certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.
If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.
Your Failure to Participate in the Exchange Offer May Have Adverse Consequences
The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell, or otherwise transfer, the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell, or otherwise transfer, them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.
In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2)	you notify us prior to the 20th day following consummation of the exchange offer that:

•	you are prohibited by law or SEC policy from participating in the exchange offer; or

•
you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus (other than by reason of such holder’s status as our affiliate) and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(3)	you are a broker-dealer and hold initial notes that you acquired directly from us or our affiliate.

Delivery of Prospectus
Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF THE NOTES
CDK Global, Inc., a Delaware corporation, issued the initial notes under an Indenture (the “Indenture”) between itself and U.S. Bank National Association, as Trustee. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.
Certain terms used in this description are defined under the subheading “-Certain Definitions.” In this description, the words “Company,” “we” and “our” refer only to CDK Global, Inc. and not to any of its subsidiaries.
The terms of the exchange notes are identical in all material respects to the initial notes, except that upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange restriction rights.
The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, define your rights as holders of the notes. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”
Principal, Maturity and Interest
An aggregate principal amount of initial notes equal to $600,000,000 was issued on May 15, 2017, and up to $600,000,000 aggregate principal amount of exchange notes is being issued in this offering. The Company will issue the exchange notes in minimum denominations of $2,000 and any greater integral multiple of $1,000. The Notes will mature on June 1, 2027.
We are permitted to issue more notes from time to time (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the notes include any Additional Notes actually issued.
Interest on the notes accrues at the rate of 4.875% per annum. Interest on the notes will be payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2017 to the holders of record of those notes on the immediately preceding May 15 or November 15.
Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from May 15, 2017. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Optional Redemption
Except as set forth below, the notes may not be redeemed prior to June 1, 2022. At any time or from time to time on or after June 1, 2022, the Company, at its option, may on any one or more occasions redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, if redeemed during the 12-month period beginning on June 1 of the years indicated:

Year	Optional Redemption Price
2022	102.438%
2023	101.625%
2024	100.813%
2025 and thereafter	100.000%

In addition, at any time prior to June 1, 2022, the notes may also be redeemed by the Company on any one or more occasions in whole or in part, at the Company’s option, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a note at any redemption date, the greater of:

(1)	1.0% of the principal amount of such note; and

(2)	the excess of:

(a)
the present value at such redemption date of (1) the redemption price of such note on June 1, 2022, such redemption price being that described above plus (2) all required remaining scheduled interest payments due on such note through June 1, 2022, other than accrued interest to such redemption date, computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum discounted on a semi-annual bond equivalent basis, over

(b)	the principal amount of such note on such redemption date.
Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; provided, however, that such calculation shall not be a duty or obligation of the Trustee.
“Treasury Rate” means, as of any Redemption Date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the Redemption Date) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 with respect to each applicable day during such week or, if such Statistical Release is no longer published or available, any publicly available source of similar market data selected by the Company) most nearly equal to the period from the Redemption Date to June 1, 2022; provided, however, that if the period from the Redemption Date to June 1, 2022 is not equal to the constant maturity of a United States Treasury security for which such a yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to June 1, 2022 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
Selection and Notice of Redemption
If we are redeeming less than all the notes at any time, the Trustee will select notes on a pro rata basis to the extent practicable.
We will redeem notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail to each holder of notes to be redeemed at its registered address, or delivered electronically if held by The Depository Trust Company (“DTC”), at least 30 but not more than 60 days before the redemption date, except that redemption notices may be mailed more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Any inadvertent defect in the notice of redemption, including an inadvertent failure to give notice, to any holder of notes selected for redemption will not impair or affect the validity of the redemption of any other note redeemed in accordance with provisions of the Indenture.
If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancelation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.
Mandatory Redemption; Offers to Purchase; Open Market Purchases
We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under “Offer to Redeem Upon Change of Control Triggering Event.” We may at any time and from time to time purchase notes in the open market or otherwise.
Ranking
The indebtedness evidenced by the notes is unsecured and ranks equally in right of payment with all of our existing and future unsecured unsubordinated obligations, including our obligations under our Credit Facilities, our Senior notes due 2019 (the “2019 notes”) and our Senior notes due 2024 (the “2024 notes”). Secured debt and other secured obligations of the

Company will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations. As of December 31, 2017, we had $2.1 billion of unsecured unsubordinated obligations outstanding, including the notes and our obligations under our Credit Facilities, the 2019 notes and the 2024 notes and no secured obligations.
All of our operations are conducted through our subsidiaries. Claims of creditors of such subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our subsidiaries. As of December 31, 2017, our subsidiaries had no long-term debt owed to third parties.
Offer to Redeem Upon Change of Control Triggering Event
Upon the occurrence of a Change of Control Triggering Event, unless the Company has exercised its right to redeem the notes as described under “-Optional Redemption,” the Indenture provides that each holder of notes will have the right to require the Company to purchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.
Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company will be required to send a notice, by first class mail to each holder of notes, or electronically if held by DTC, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.
The Company will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all notes properly tendered and not withdrawn under its offer.
If holders of not less than 90% in aggregate principal amount of the outstanding notes tender and do not withdraw such notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the notes validly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of redemption.
“Change of Control” means the occurrence of any one of the following:

(1)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than to the Company or one of its Subsidiaries;

(2)
the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares;

(3)
the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of the board of directors of the Company cease to be Continuing Directors; or

(5)	the adoption of a plan relating to the liquidation or dissolution of the Company.
“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Event.
“Continuing Director” means, as of any date of determination, any member of the board of directors of the Company who:

(1)	was a member of such board of directors on the date of the Indenture; or

(2)
was nominated for election or elected to such board of directors or approved by a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies appointed by the Company.
“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s and S&P ceases to provide rating services to issuers or investors, the Company shall appoint a replacement for such Rating Agency that is reasonably acceptable to the trustee under the Indenture.
“Rating Category” means (1) with respect to S&P, any of the following categories: BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (2) with respect to Moody’s, any of the following categories: Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (3) the equivalent of any such category of S&P or Moody’s used by any replacement Rating Agency appointed by the Company. In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).
“Rating Date” means the date that is 60 days prior to the earlier of, (1) a Change of Control or (2) public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control.
“Ratings Event” means the occurrence of the events described in (a), (b) or (c) below on, or within 60 days after, the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies): (a) in the event the notes are rated by both Rating Agencies on the Rating Date as Investment Grade, the rating of the notes shall be reduced so that the notes are rated below Investment Grade by both Rating Agencies, or (b) in the event the notes are rated Investment Grade by one Rating Agency and below Investment Grade by the other Rating Agency on the Rating Date, the rating of the notes shall be reduced so that the notes are rated below Investment Grade by both Rating Agencies, or (c) in the event the notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the notes by both Rating Agencies shall be decreased by one or more gradations (including gradations within Rating Categories).
“S&P” means S&P Global Ratings (a division of S&P Global Inc.) or any successor to the rating agency business thereof.
We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.
Our ability to repurchase notes pursuant to the Change of Control Offer may be limited by a number of factors. Certain events that may constitute a change of control under our and our subsidiaries’ indebtedness and cause a default under the agreements related to such indebtedness but may not constitute a Change of Control under our Credit Facilities or a Change of Control Triggering Event under the Indenture or the 2019 notes or the 2024 notes. Our and our subsidiaries’ future indebtedness may also contain prohibitions of certain events that would constitute a Change of Control Triggering Event or require such indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such indebtedness, even if a Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors-Risks Relating to Our Indebtedness and the notes-If we experience a change of control, we may be unable to purchase the notes you hold as required under the indenture relating to the notes.”
The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and, if a Ratings Event has occurred, whether a holder of notes may require the Company to make an offer to repurchase the notes as described above. Holders of notes may not be entitled to require the Company to purchase their notes in certain circumstances involving a significant change in the composition of the Board of Directors, including in connection with a proxy contest where the Board of Directors does not approve a dissident slate of directors but approves them as Continuing Directors, even if the Board of Directors initially opposed the directors.
The provisions under the Indenture relating to our obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.
Certain Covenants
The Indenture contains covenants including, among others, the following:
Limitation on Liens
The Company will not, and will not permit any Subsidiary to, directly or indirectly, incur or permit to exist any Lien (an “Initial Lien”) of any nature whatsoever on any of its properties or assets whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the notes (together with, at the option of the Company, any other Indebtedness of the Company or any of its Subsidiaries ranking equally in right of payment with the notes) shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.
Notwithstanding the foregoing, the Company and its Subsidiaries may create, assume, incur or guarantee Indebtedness secured by a Lien without equally and ratably securing the notes; provided that at the time of such creation, assumption, incurrence or guarantee, after giving effect thereto and to the retirement of any Indebtedness that is being retired substantially concurrently with any such creation, assumption, incurrence or guarantee, the sum of (a) the aggregate amount of all outstanding Indebtedness secured by Liens other than Permitted Liens, (b) the Attributable Debt of all Sale/Leaseback Transactions of the Company and its Subsidiaries permitted by the last paragraph under “-Limitation on Sale/Leaseback Transactions” below and (c) the aggregate amount of all outstanding refinancing Indebtedness incurred pursuant to clause (12) of the definition of Permitted Liens in respect of Indebtedness initially incurred pursuant to this sentence does not at such time exceed the greater of (x) $1,550.0 million and (y) the amount that would cause the Consolidated Secured Debt Ratio to exceed 2.25 to 1.00.
Any such Lien thereby created in favor of the notes will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, or (ii) any sale, exchange or transfer to any Person not an affiliate of the Company of the property or assets secured by such Initial Lien.

Limitation on Sale/Leaseback Transactions
The Company will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)	such transaction involves a lease for not more than three years (or which may be terminated by the Company or its Subsidiaries within a period of not more than three years);

(2)	such transaction involves leases between only the Company and a Subsidiary or only between Subsidiaries;

(3)
such transaction involves leases of property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement or the commencement of commercial operation of the property;

(4)
the Company or such Subsidiary would be entitled to create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under “-Limitation on Liens”; or

(5)
the net proceeds of the sale of the property to be leased are at least equal to such property’s fair market value, as determined by the Company’s board of directors in good faith, and such net proceeds are applied within 365 days of the effective date of the Sale/Leaseback Transaction, or the Company enters into a definitive agreement within such 365-day period to apply such net proceeds, to (a) the purchase, construction, development or acquisition of properties or assets or (b) the redemption, repayment or other retirement for value of the notes or any Indebtedness of the Company that ranks equally in right of payment with the notes or any Indebtedness of one or more Subsidiaries.

Notwithstanding the restrictions outlined in the preceding paragraphs, the Company and its Subsidiaries will be permitted to enter into Sale/Leaseback Transactions that would otherwise be subject to such restrictions, without complying with the requirements of the preceding paragraph, if, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to Sale/Leaseback Transactions existing at such time that could not have been entered into except for the provisions described in this paragraph, together with the aggregate amount of all outstanding Indebtedness secured by Liens permitted under the penultimate paragraph under “-Limitation on Liens” above, does not at such time exceed the greater of (x) $1,550.0 million and (y) the amount that would cause the Consolidated Secured Debt Ratio to exceed 2.25 to 1.00.
Merger and Consolidation
The Company will not consolidate with or merge with or into, or sell, convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all of its assets to, any Person, unless:

(1)
the Company is the surviving Person or the resulting, surviving or transferee Person (the “Successor Company”) is a corporation, limited liability company, partnership or similar entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) expressly assumes, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;

(2)
immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)
if, as a result of any such transaction, properties or assets of the Company would become subject to any Lien which would not be permitted by the covenant described above under “-Limitation on Liens” without equally and ratably securing the notes, the Company or the Successor Company, as the case may be, will take the steps as are necessary to secure effectively the notes equally and ratably with, or prior to, all Indebtedness secured by those Liens as described above; and

(4)
the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
The Successor Company will succeed to, and be substituted for, the Company, and may exercise all of the rights and powers of the Company, under the Indenture. The Company will be relieved of all obligations and covenants under the notes and the Indenture; provided that, in the case of a lease of all or substantially all of properties or assets of the Company, the Company will not be released from the obligation to pay the principal of and interest on the notes.
Rule 144A Information
At any time when the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will furnish to the holders of the notes and to prospective investors, upon the requests of such holders of notes, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.
Defaults
Each of the following is an Event of Default with respect to the notes:

(1)	a default in the payment of interest on the notes when due, continued for 30 days;

(2)	a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company to comply with its obligations under “-Certain Covenants-Merger and Consolidation” above;

(4)
the failure by the Company to comply for 60 days after notice with any of its obligations in the covenants described above under “Offer to Redeem Upon Change of Control Triggering Event” (other than a failure to purchase notes) or under “-Certain Covenants-Limitation on Liens” or “-Limitation on Sale/Leaseback Transactions”;

(5)	the failure by the Company to comply for 90 days after notice with its other agreements contained in the Indenture;

(6)
Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $100.0 million (the “cross acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”); or

(8)
any judgment or decree for the payment of money (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to an underlying claim) in excess of $100.0 million is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days after such judgment became final and non-appealable and is not paid, discharged, waived or stayed (the “judgment default provision”).

However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice. Any default for the failure to deliver any report within the time periods prescribed in the covenant described under “-Certain Covenants-Rule 144A Information” or to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the subsequent delivery of any such report, notice or certificate, even though such delivery is not within the prescribed period specified.
If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all such notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the notes. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.
Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes unless such holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in aggregate principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a note or that would involve the Trustee in personal liability.
If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the notes notice of the Default within 10 days after it is known to the Trustee. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and for so long as the Trustee in good faith determines that withholding notice is not opposed to the interest of the holders of the notes.
We are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. In addition, we are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.
Amendments and Waivers
Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the principal amount of notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any note;

(3)	reduce the principal of or change the Stated Maturity of any note;

(4)	change the provisions applicable to the redemption of any note as described under “-Optional Redemption” above;

(5)	make any note payable in money other than that stated in the note;

(6)
impair the contractual right of any holder of the notes to receive payment of principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(8)	expressly subordinate the notes to any other Indebtedness of the Company or its Subsidiaries.
Notwithstanding the preceding, without the consent of any holder of the notes, the Company and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a Successor Company of the obligations of the Company under the Indenture;

(3)
to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add guarantees with respect to the notes or to secure the notes;

(5)	to add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company;

(6)	to make any change that does not adversely affect in any material respect the rights of any holder of the notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8)
to conform the text of the Indenture or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture or the notes; or

(9)
to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders of notes to transfer notes.

The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
After an amendment under the Indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment; provided, however, that such requirement to mail to Holders a notice of such amendment may be satisfied by our furnishing to or filing with the SEC such description in a Current Report on Form 8-K. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.
Neither the Company nor any affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to all holders of notes and is paid to all holders of notes that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.
Transfer
The notes have been issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge
When we (1) deliver to the Trustee all outstanding notes for cancelation or (2) all outstanding notes have become due and payable, or will become due and payable within one year, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then such Indenture shall, subject to certain exceptions, cease to be of further effect; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated by the Company as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption.
Defeasance
At any time, we may terminate all of our obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust (as defined below) and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.
In addition, at any time we may terminate our obligations under “-Offer to Redeem upon Change of Control Triggering Event” and under the covenants described under “-Certain Covenants” (other than the covenant described under “-Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy default provisions with respect to Significant Subsidiaries and the judgment default provision described under “-Defaults” above (“covenant defeasance”).
We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “-Defaults” above or because of the failure of the Company to comply with clause (3) under “-Certain Covenants-Merger and Consolidation” above.
In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).
Concerning the Trustee
We have appointed U.S. Bank National Association as the Trustee under the Indenture and as Registrar and Paying Agent with regard to the notes.
The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided that if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request of any holder of notes, unless such holder of notes shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of such Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders
No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Governing Law
The Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
“Attributable Debt” means, in respect of a Sale/Leaseback Transaction, at the time of determination, the lesser of (1) the fair market value of the property so leased as determined in good faith by the Company’s Board of Directors and (2) the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended) or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.
“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “-Certain Covenants-Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.
“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.
“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period, plus

(a)	without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of,

(i)	consolidated interest expense for such period (including imputed interest expense in respect of Capital Lease Obligations),

(ii)	consolidated income tax expense for such period,

(iii)	all amounts attributable to depreciation for such period and amortization of intangible assets for such period,

(iv)
any other non-recurring non-cash charges for such period (including non-cash compensation expense, but excluding any additions to bad debt reserves or bad debt expense and any noncash charge that results from the write-down or write-off of inventory or accounts receivable or that is in respect of any item that was included in Consolidated Net Income in a prior period),

(v)	any losses for such period attributable to early extinguishment of Indebtedness or Hedging Obligations,

(vi)	any unrealized losses for such period attributable to the application of “mark to market” accounting in respect of Hedging Obligations,

(vii)	the cumulative effect for such period of a change in accounting principles,

(viii)
any expenses or charges (other than depreciation or amortization expense as described in the preceding clause (iii)) related to the carrying out of any issuance of Equity Interests, acquisition, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof), including (x) such fees, expenses or charges related to the Indenture, and (y) any amendment or other modification of the obligations or other Indebtedness, in an aggregate amount during any period of four consecutive fiscal quarters not to exceed $5,000,000, and

(ix)
any “restructuring expenses” and “other business transformation expenses” for such period (if incurred prior to June 30, 2020) attributable to the “Business Transformation Plan” (as each such term is used in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2016, December 31, 2016, and March 31, 2017); provided, that (A) such expenses shall have been determined in a manner consistent with the Company’s practices prior to the date hereof and reflected as such in the Company’s annual or quarterly reports filed with the SEC, (B) the aggregate amount of such expenses incurred during the fiscal quarters of the Company ended on September 30, 2016, December 31, 2016, and March 31, 2017 shall be deemed to be $20.9 million, $20.5 million, and $25.8 million, respectively, and (C) Consolidated EBITDA may not be increased by more than $125,000,000 of such expenses during any period of four fiscal quarters or by more than $275,000,000 of such expenses during the term of the Indenture;

provided that any cash payment made with respect to any noncash item added back in computing Consolidated EBITDA for any prior period pursuant to this clause (a) (or that would have been added back had the Indenture been in effect during such prior period) shall be subtracted in computing Consolidated EBITDA for the period in which such cash payment is made; and minus

(b)	without duplication and to the extent included in determining such Consolidated Net Income,

(i)
any non-recurring noncash items of income for such period (excluding any noncash items of income (A) in respect of which cash was received in a prior period or will be received in a future period or (B) that represents the reversal of any accrual made in a prior period for anticipated cash charges, but only to the extent such accrual reduced Consolidated EBITDA for such prior period),

(ii)	any gains for such period attributable to the early extinguishment of Indebtedness or Hedging Obligations,

(iii)	any unrealized gains for such period attributable to the application of “mark to market” accounting in respect of Hedging Obligations; and

(iv)	the cumulative effect for such period of a change in accounting principles;
provided further that Consolidated EBITDA shall be calculated so as to exclude the effect of any gain or loss that represents after-tax gains or losses attributable to any sale, transfer or other disposition, or any exclusive license, of assets by the Company or any of its consolidated Subsidiaries, other than dispositions of inventory and other dispositions and licenses in the ordinary course of business. All amounts added back in computing Consolidated EBITDA for any period pursuant to clause (a) above, and all amounts subtracted in computing Consolidated EBITDA pursuant to clause (b) above, to the extent such amounts are, in the reasonable judgment of an accounting officer of the Company, attributable to any Subsidiary that is not wholly owned by the Company, shall be reduced by the portion thereof that is attributable to the non-controlling interest in such Subsidiary. For purposes of calculating Consolidated EBITDA for any period, if during such period the Company or any Subsidiary shall have consummated a Material Acquisition or a Material Disposition, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto in accordance with generally accepted financial practice as if such Material Acquisition or a Material Disposition had occurred on the first day of such period.
“Consolidated Net Income” means, for any period, the net income or loss of the Company and its consolidated Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income of any Person (other than the Company) that is not a consolidated Subsidiary except to the extent of the amount of cash dividends or similar cash distributions actually paid by such Person to the Company or, subject to clause (b) below, any other consolidated Subsidiary during such period and (b) the income or loss of, and any amounts referred to in clause (a) above paid to, any consolidated Subsidiary that is not wholly owned by the Company to the extent such income or loss or such amounts are attributable to the non-controlling interest in such consolidated Subsidiary.
“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (1)(a) the aggregate amount of Total Indebtedness then outstanding that is secured by Liens as of such date of determination, less (b) unrestricted cash and cash equivalents of the Company and its Subsidiaries to (2) Consolidated EBITDA for the most recent four consecutive fiscal quarters for which internal financial statements of the Company are available.
“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)
the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Hedging Obligations” means obligations under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect against fluctuations in currency exchange rates or commodity prices.
“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)
the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable (other than letters of credit issued in respect of trade payables);

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)
all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4)
all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following payment on the letter of credit);

(5)	all guarantees by such Person of obligations of the type referred to in clauses (1) through (4); and

(6)
all obligations of the type referred to in clauses (1) through (5) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured.
Notwithstanding the foregoing, the term “Indebtedness” will not include (a) in connection with the purchase by the Company or any of its Subsidiaries of any business, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing unless such payments are required under GAAP to appear as a liability on the balance sheet (excluding the footnotes); provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; (b) contingent obligations incurred in the ordinary course of business and not in respect of borrowed money; (c) deferred or prepaid revenues; (d) any Capital Stock; or (e) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller.
Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of ASC Topic 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an incurrence of Indebtedness under the Indenture.
“Issue Date” means the date on which the notes are originally issued.
“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any priority of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof) real or personal, moveable or immovable, now owned or hereafter acquired; provided, however, that in no event shall an operating lease be deemed to constitute a Lien.
“Material Acquisition” means any individual acquisition of (a) Equity Interests in any Person if, after giving effect thereto, such Person will become a Subsidiary or (b) assets comprising all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any Person; provided that the aggregate consideration for such individual acquisition (including Indebtedness assumed in connection therewith, all obligations in respect of deferred purchase price (including obligations under any purchase price adjustment but excluding earnout or similar payments) and all other consideration payable in connection therewith (including payment obligations in respect of noncompetition agreements or other arrangements representing acquisition consideration)) exceeds $250,000,000.
“Material Disposition” means any individual sale, transfer or other disposition of (a) all or substantially all the issued and outstanding Equity Interests in any Person that are owned by the Company or any Subsidiary or (b) assets comprising all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) of the Company or any Subsidiary; provided that the aggregate consideration for such individual sale, transfer or other disposition (including Indebtedness assumed by the transferee in connection therewith, all obligations in respect of deferred purchase price (including obligations under any purchase price adjustment but excluding earnout or similar payments) and all other consideration payable in connection therewith (including payment obligations in respect of noncompetition agreements or other arrangements representing acquisition consideration)) exceeds $250,000,000.
“Permitted Liens” means, with respect to any Person:

(1)
pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)
Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens, in each case for sums not yet overdue by more than 60 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A)

such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Subsidiary to provide collateral to the depository institution;

(3)	Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4)
Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)
Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)
Liens securing Indebtedness (including Capital Lease Obligations) incurred to finance the construction, purchase, replacement or lease of, or repairs, improvements or additions to, property, plant or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) of such Person (plus additions, improvements, accessions and replacements and customary deposits in connection therewith and proceeds, products and distributions therefrom); provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is incurred (other than assets and property affixed or appurtenant thereto or pursuant to customary after-acquired property clauses), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 270 days after the later of the acquisition, completion of construction, replacement, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7)	Liens existing on the Issue Date;

(8)
Liens on assets, property or shares of Capital Stock (plus additions, improvements, accessions and replacements and customary deposits in connection therewith and proceeds, products and distributions therefrom) of another Person at the time such other Person becomes a Subsidiary of such Person (other than a Lien incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person becomes such a Subsidiary); provided, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto or pursuant to customary after-acquired property clauses);

(9)
Liens on assets or property (plus additions, improvements, accessions and replacements and customary deposits in connection therewith and proceeds, products and distributions therefrom) at the time such Person or any of its Subsidiaries acquires the assets or property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person (other than a Lien incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person or any of its Subsidiaries acquired such property); provided, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto or pursuant to customary after-acquired property clauses);

(10)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person;

(11)	Liens securing Hedging Obligations;

(12)
Liens to secure any refinancing (or successive refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the penultimate paragraph of the covenant described under “-Certain Covenants-Limitation on Liens” or in the foregoing clause (6), (7), (8) or (9); provided, however, that:

(A)
such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus additions, improvements, accessions and replacements and customary deposits in connection therewith and proceeds, products and distributions therefrom); and

(B)
the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under “-Certain Covenants-Limitation on Liens” or in the foregoing clause (6), (7), (8) or (9) at the time the original Lien became a Permitted Lien, plus accrued interest thereon, and (y) an amount necessary to pay any fees, commissions, discounts and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(13)	Liens Incurred to secure cash management services in the ordinary course of business;

(14)
Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements limiting the disposition of such assets pending the closing of the transactions contemplated thereby;

(15)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(16)	Liens on any cash earnest money deposits made by the Company or any Subsidiary in connection with any letter of intent or purchase agreement;

(17)	Liens in favor of the Company or any of its Subsidiaries;

(18)	Liens securing the notes (including any Additional Notes);

(19)
deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business; and (20) judgment liens in respect of judgments that do not constitute an Event of Default under clause (8) of “-Defaults.”

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
“Registration Rights Agreement” means the Registration Rights Agreement to be dated the Issue Date, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers, in respect of the notes.
“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Subsidiary on the Issue Date or thereafter acquired by the Company or a Subsidiary whereby the Company or a Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person.
“SEC” or “Commission” means the Securities and Exchange Commission.
“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.
“Total Indebtedness” means, as of any date, the aggregate principal amount of Indebtedness of the Company and its Subsidiaries outstanding as of such date, computed on a consolidated basis, but excluding contingent obligations of the Company or any Subsidiary as an account party in respect of any letter of credit or letter of guaranty to the extent such letter of credit or letter of guaranty does not support Indebtedness. For purposes of this definition, the amount of any Indebtedness shall be determined in accordance with GAAP but without giving effect to any election permitted under GAAP to value such Indebtedness at “fair value” or to any other accounting principle that would result in the amount of such Indebtedness (other than zero coupon Indebtedness) being below the stated principal amount thereof.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the Issue Date.
“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
Book-Entry, Delivery and Form
Except as set forth below, we will initially issue the exchange notes in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company (“DTC”) in New York, New York, and register the exchange notes in the name of DTC or its nominee, or will leave these notes in the custody of the trustee.
Depository Procedures
The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the global notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the global notes; and

(2)
ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a global note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
Except as described below, owners of an interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)
any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
DTC has advised the Company that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its Participants.
Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global notes for Certificated notes
A global note is exchangeable for certificated notes if:

(1)
DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary within 90 days;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes; or

(3)	there has occurred and is continuing an Event of Default with respect to the Notes and DTC notifies the Trustee of its decision to exchange the global note for certificated notes.
In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
Same Day Settlement and Payment
The Company will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the Holders of the certificated notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax consequences to U.S. Holders and non-U.S. Holders (each as defined below and collectively referred to as “Holders”) of the exchange of initial notes for exchange notes (collectively referred to as “notes”) pursuant to the exchange offer and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax considerations. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this offering memorandum and all of which are subject to change (perhaps with retroactive effect).
This summary addresses only Holders who acquired the initial notes at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the notes is sold for cash to investors other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold their notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences to Holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to Holders that are subject to special treatment under the U.S. federal income tax laws, such as financial institutions, regulated investment companies, real estate investment trusts, individual retirement and other tax deferred accounts, dealers or traders in securities or currencies, life insurance companies, partnerships or other pass-through entities (or investors therein), tax-exempt organizations, U.S. expatriates, non-U.S. trusts and estates that have U.S. beneficiaries, persons holding notes as part of a straddle or hedge or in an integrated or conversion transaction, as a position in a constructive sale or straddle, or U.S. Holders whose “functional currency” is other than the U.S. dollar. This summary does not address U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift taxes), the alternative minimum tax or the consequences under the tax laws of any foreign, state or local jurisdiction. We have not requested and will not request a ruling from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by Holders pursuant to the exchange offer or that any such position would not be sustained.
For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation (or other entity treated as a corporation for U.S. federal income tax purposes), trust, or estate that is not a U.S. Holder.
If an entity that is a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner (or other owner) generally will depend on the status of the partner (or other owner) and the activities of the partnership or other pass-through entity. Such partner (or other owner) is urged to consult its tax advisor as to the tax consequences of the partnership or other pass-through entity exchanging the initial notes for exchange notes and of holding and disposing of the exchange notes.
Prospective investors in the notes are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences of the exchange offer and of owning and disposing of the notes as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, to their particular situation.
Possible Alternative Treatment
We may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes, including as described under “Description of the Notes-Optional Redemption” and “Description of the Notes-Offer to Redeem Upon Change of Control Triggering Event.” These potential payments may implicate the provisions of Treasury Regulations relating to

“contingent payment debt instruments.” According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are remote or incidental. We intend to take the position that the foregoing contingencies are remote or incidental, and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Our position that such contingencies are remote or incidental is binding on a Holder, unless such Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, and if the IRS were to successfully challenge this position, a Holder might be required to accrue ordinary interest income on the notes at a rate in excess of the stated interest rate and any otherwise applicable OID, and to treat as ordinary interest income any gain realized on the taxable disposition of a note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Exchange Offer
The exchange of an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Holders will not recognize taxable gain or loss upon the receipt of exchange notes in exchange for initial notes in the exchange offer as described above under “The Exchange Offer.” A Holder will have the same tax basis and holding period in the exchange notes received in the exchange offer as it did in the initial notes.
Certain U.S. Federal Income Tax Considerations for U.S. Holders
Stated Interest
Generally, any stated interest payments on a note to a U.S. Holder will be taxable as ordinary interest income at the time they accrue or are received, in accordance with the U.S. Holder’s regular method of tax accounting for U.S. federal income tax purposes.
Original Issue Discount
The notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes if the stated principal amount of the notes exceeds their issue price by at least the de minimis threshold amount of 1⁄4 of one percent of the stated principal amount of the notes multiplied by the number of complete years from the issue date of the note to its maturity. If the notes are issued with OID, U.S. Holders of the notes, regardless of their regular method of tax accounting, will have to include the OID in gross income (as ordinary income) as it accrues (on a constant yield to maturity basis), prior to their receipt of the cash corresponding to such OID, which ordinarily will result in the inclusion of increasing amounts of OID in income in successive accrual periods.
Dispositions
Generally, a sale, exchange, redemption, retirement or other taxable disposition of a note will result in taxable gain or loss to a U.S. Holder equal to the difference, if any, between the amount realized on the disposition (excluding amounts attributable to any accrued and unpaid stated interest, which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the note. The amount realized will equal the sum of any cash and the fair market value of any other property received on the disposition. A U.S. Holder’s adjusted tax basis in a note will generally equal the amount paid for such note to such U.S. Holder, increased by the amount of OID (if any) previously included in income. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the note is held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.
Additional Tax on Passive Income
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds are required to pay an additional 3.8 percent tax on, among other things, interest income and capital gains from the sale or other disposition of notes, subject to certain limitations and exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the notes.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders
Interest
Subject to the discussion below of backup withholding and any application of FATCA (defined below), U.S. federal income or withholding tax generally will not apply to a non-U.S. Holder in respect of any payment of interest on the notes (which, for purposes of this non-U.S. Holder discussion, includes any OID), provided that such payment is not effectively connected with such non-U.S. Holder’s conduct of a U.S. trade or business and such non-U.S. Holder:

•	does not own actually or constructively (i) 10% or more of the total combined voting power of all classes of the Issuer’s voting stock;

•	is not a controlled foreign corporation that is related to the Issuer under the applicable provisions of the Code;

•	is not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•
either (1) provides identifying information (i.e., name and address) to the applicable withholding agent on IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and certifies, under penalty of perjury, that such non-U.S. Holder is not a U.S. person or (2) has a financial institution holding the notes on behalf of such non-U.S. Holder certify, under penalty of perjury, that it has received such a certification from the beneficial owner and, when required, provides the withholding agent with a copy.

If a non-U.S. Holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless such Holder provides the applicable withholding agent with a properly executed (1) applicable IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such Holder’s conduct of a trade or business in the United States (in which case such interest will be subject to tax as discussed below).
Dispositions
Subject to the discussion below of backup withholding and any application of FATCA (defined below), any gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a note by a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax (except to the extent attributable to accrued and unpaid interest, which will be taxable as described above) unless (1) such gain is effectively connected with the conduct of a trade or business in the United States by such non-U.S. Holder (in which case such gain will be subject to regular graduated U.S. tax rates as described below) or (2) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met (in which case such gain, net of certain U.S.-source losses, if any, will be subject to U.S. federal income tax at a flat rate of 30% (or at a reduced rate under an applicable income tax treaty)).
Effectively Connected Interest or Gain
If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes or gain from the disposition of the notes is effectively connected with the conduct of that trade or business (or, if an applicable income tax treaty applies, is attributable to a permanent establishment by the non-U.S. Holder), such non-U.S. Holder will, subject to any applicable income tax treaty, be subject to U.S. federal income tax on such interest or gain on a net income basis in generally the same manner as if such non-U.S. Holder were a U.S. Holder. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.
Information Reporting and Backup Withholding
U.S. Holders
A U.S. Holder may be subject to information reporting and backup withholding with respect to payments of stated interest, accruals of OID (if any), and payments of the gross proceeds from the sale or other disposition (including a retirement or redemption) of a note. Certain U.S. Holders (including corporations) are generally not subject to information reporting and backup withholding. A U.S. Holder will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder:

•	fails to furnish its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends;

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.
Non-U.S. Holders
In general, a non-U.S. Holder will not be subject to backup withholding with respect to payments of interest (including any OID) to such non-U.S. Holder if such non-U.S. Holder provides to the applicable withholding agent the statement described above under “Certain U.S. Federal Tax Considerations for Non-U.S. Holders-Interest” or the non-U.S. Holder otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person. A non-U.S. Holder may, however, be subject to information reporting requirements with respect to payments of interest (including any OID) on the notes.
Proceeds from the sale, exchange, retirement, redemption or other taxable disposition of the notes made to or through a foreign office of a foreign broker without certain specified connections to the United States will generally not be subject to information reporting or backup withholding. A non-U.S. Holder may be subject to backup withholding and/or information reporting with respect to the proceeds of the sale, exchange, retirement, redemption or other taxable disposition of a note within the United States or conducted through certain U.S.-related financial intermediaries, unless the payor receives the statement described above under “-Certain U.S. Federal Tax Considerations for Non-U.S. Holders-Interest” and does not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person, as defined under the Code, or such non-U.S. Holder otherwise establishes an exemption.
General-U.S. Holders and Non-U.S. Holders
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Holder’s U.S. federal income tax liability, and may entitle a Holder to a refund, provided the required information is timely furnished to the IRS.
FATCA
Pursuant to the Foreign Account Tax Compliance Act, or “FATCA,” foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source interest) and also include the entire gross proceeds from the sale or other disposition of any debt instruments of U.S. issuers. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Administrative guidance from the IRS defers this withholding obligation for gross proceeds from dispositions of U.S. debt instruments until January 1, 2019.

PLAN OF DISTRIBUTION
Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the expiration date of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.
The Company will not receive any proceeds from any sale of exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
For a period of 180 days after the expiration date of the exchange offer, the Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The Company has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
The validity of the notes and the enforceability of obligations under the notes being issued will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS
The consolidated and combined financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from CDK Global, Inc.’s Annual Report on Form 10-K for the year ended June 30, 2017, and the effectiveness of CDK Global, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the inclusion of expense allocations for certain corporate functions historically provided by Automatic Data Processing, Inc. and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. The SEC maintains a website that contains information we have filed electronically with the SEC, which you can access at www.sec.gov.
We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance with those requirements, we file periodic reports, proxy statements and other information with the SEC. We expect that those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the SEC’s website.
We make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We make all of these documents available free of charge on our website, www.cdkglobal.com, and will provide them free of charge to any holders of the notes requesting copies in writing to: 1950 Hassell Road, Hoffman Estates, Illinois 60169, Attention: Investor Relations. The information on our website is not, and shall not be deemed to be, a part of this prospectus or incorporated into any filings we make with the SEC.
Anyone who receives a copy of this prospectus may obtain a copy of the indentures without charge by writing to Lee J. Brunz, Secretary, CDK Global, Inc., 1950 Hassell Road, Hoffman Estates, Illinois, 60169, (847) 397-1700.

INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the following documents which have been filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (filed on August 8, 2017);

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, (filed on October 31, 2017);

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (filed on January 30, 2018);

•	the portions of our Definitive Proxy Statement on Schedule 14A (filed on October 3, 2017) which were incorporated by reference into our Fiscal 2017 Annual Report on Form 10-K; and

•
our Current Reports on Form 8-K filed on August 8, 2017, September 7, 2017, October 31, 2017 (excluding the information disclosed pursuant to Item 2.02 and Exhibit 99.1 thereto), November 15, 2017, November 17, 2017 and January 16, 2018.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) the date we stop offering securities pursuant to this prospectus, shall be incorporated by reference into this prospectus from the date of filing of such documents. The information contained on our website (www.cdkglobal.com) is not incorporated into this prospectus.
You should not assume that the information in this prospectus, the prospectus supplement, any applicable pricing supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide you with a copy of any of these filings at no cost, if you submit a request to us by contacting us at the following address or phone number:

CDK Global, Inc.
Attention: Lee J. Brunz
1950 Hassell Road
Hoffman Estates, IL 60169
Telephone: (847) 397-1700

To ensure timely delivery, you should make your request to us no later than April 9, 2018, which is five business days prior to the expiration date of the Exchange Offers.

CDK Global, Inc.